Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

This message has been sent to all ABN AMRO staff worldwide.

Dear colleagues,

In the extraordinary situation we find ourselves in, a lot can happen in   a short space of time. The circumstances have already changed since my update last Friday informing you that we‘d received two proposed offers:  we now have a formal offer from the consortium of Royal Bank of Scotland, Santander and Fortis and a revised proposed offer from Barclays.

I’d like to summarise the two offers and explain our next steps.

Offer details

After close of business on Friday, the consortium launched an official offer of EUR 71 bln (EUR 38.40 per share), with a 93% cash component, consistent with the details announced in their proposed offer. Their official offer period starts today, 23 July, and will end on 5 October. For more details, you can visit the consortium’s website.

Earlier this morning, Barclays announced a revised proposed offer of 67.5 bln in total (EUR 35.73 per share; based on the closing share price of Barclays on Friday 20 July). The terms of the offer have been amended with the introduction of a cash element. Barclays’ offer is now structured as EUR 42.7 bln in shares, and EUR 24.8 bln in cash. You may recall that the AFM (which regulates the financial markets in the Netherlands) has given Barclays an extension until 6 August to launch their official offer.

There may also be a lot of media coverage over the next days regarding news in the announcement from Barclays about the partnership with two well regarded Asian institutions: the China Development Bank and Temasek. Both parties will take an equity stake in Barclays, the proceeds of which will mainly be used to fund the proposed merger with us. You can read more details about this development on the Barclays website.

Next steps

We are committed to assessing the two offers in a fair and transparent manner. They both have their merits and we will thoroughly review each one before coming with a further announcement.

We are also in the process of organising an informative EGM (Extraordinary General Meeting) to discuss the possible alternatives for our future with our shareholders. As soon as we have finalised the date, will let you know. In the meantime, please be aware that the other parties will be holding their own EGMs and releasing their interim results (as we will do on 30 July) which will generate further headlines.  The first EGM (for Santander) is scheduled for the end of this week.

While we are not yet at the end of the road, I do believe that these latest developments are significant. They provide us with concrete information which will help us to move forward. I will come back to you as soon as we’ve compared the two offers and better formed our view.

Kind regards,

Rijkman Groenink
Chairman of the Managing Board

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

The offer launched by the consortium of Fortis, RBS and Santander is under consideration by the ABN AMRO boards.  ABN AMRO will, in the near future but at the latest by August 6, 2007, file with the US Securities and Exchange

Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and advise the ABN AMRO shareholders (i) whether it recommends acceptance or rejection of such offer, expresses no opinion and remains neutral toward such offer, or is unable to take a position with respect to such offer and (ii) the reason(s) for its position with respect to such offer.  The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO’s position with respect to the offer.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 which contains a prospectus.  Barclays expects to file with the US Securities and Exchange Commission amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.